Exhibit 16.1

April 2, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the section titled “Change in Accountants” in the Form S-4 of Zhong Guo Liang Tou Group Limited and are in agreement with the statements contained in the first three paragraphs of such section. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ CT International LLP